                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                            (Amendment No. 39)

                            Avatex Corporation
               (formerly named FoxMeyer Health Corporation)
--------------------------------------------------------------------------
                             (Name of Issuer)

 Common Stock, par value $5.00 per                 636540-106
               share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Stephen E. Jacobs
               Weil, Gotshal & Manges LLP, 767 Fifth Avenue
                 New York, New York 10153, (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             December 31, 1996
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 10 Pages)

 CUSIP No.       636540106               13D            Page 2 of 10


     1     NAME OF REPORTING PERSON:    CENTAUR PARTNERS IV

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                New York


    NUMBER OF     7   SOLE VOTING POWER:       1,000
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     8,000**
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  1,000
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       8,000**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          8,000**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .06%

    14     TYPE OF REPORTING PERSON:*   PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page 3 of 10


     1     NAME OF REPORTING PERSON:    ESTRIN EQUITIES LIMITED
                                        PARTNERSHIP

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                Maryland

    NUMBER OF     7   SOLE VOTING POWER:       -0-**
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     7,000**
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  -0-**
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       7,000**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          7,000**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .05%

    14     TYPE OF REPORTING PERSON:*   PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page 4 of 10


     1     NAME OF REPORTING PERSON:    ABBEY J. BUTLER

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         PF
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                UNITED STATES OF AMERICA

    NUMBER OF     7   SOLE VOTING POWER:       1,189,730**
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-**
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  1,189,730**
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          1,189,730**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.62%

    14     TYPE OF REPORTING PERSON:*   IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page 5 of 10


     1     NAME OF REPORTING PERSON:    MELVYN J. ESTRIN

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                UNITED STATES OF AMERICA

    NUMBER OF     7   SOLE VOTING POWER:       314,211**
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-**
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  314,211**
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          314,211**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.28%

    14     TYPE OF REPORTING PERSON:*   IN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

               This Amendment No. 39 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1990, as amended through the date hereof (the "Schedule 13D"), by Centaur Partners IV, Butler Equities II, L.P., Estrin Equities Limited Partnership (formerly named Estrin Abod Equities Limited Partnership, "EE"), Abbey J. Butler and Melvyn J. Estrin, with respect to their ownership of the Common Stock, par value $5.00 per share, of Avatex Corporation (formerly named FoxMeyer Health Corporation, the "Company"). Unless otherwise indicted, all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------
               (a) As of the date of this Amendment No. 39, members of the Centaur Partners Group owned an aggregate of 1,511,941 shares of Common Stock, representing approximately 10.95% of the outstanding shares of Common Stock (based upon 13,805,988 shares outstanding as of November 11, 1996 as set forth in the Company's Quarterly Report for the quarterly period ended September 30, 1996). The 1,511,941 shares of Common Stock exclude an aggregate of 1,989,280 shares of Common Stock issuable upon the exercise of options, 663,092 of which will become exercisable on August 12, 1997, 663,092 of which will become exercisable on February 12, 1998 and 663,092 of which will become exercisable on August 12, 1998.

               The shares of Common Stock beneficially owned by members of the Centaur Partners Group are as follows: Centaur IV, 8,000 (approximately .058% of the outstanding shares of Common Stock as of November 11, 1996 and inclusive of the shares owned directly by Centaur IV and shares owned directly by EE); EE, 7,000 shares of Common Stock (approximately .05% of the outstanding shares of Common Stock as of November 11, 1996); Mr. Butler, 1,189,730 (4,130 of which are held through Mr. Butler's account in FoxMeyer Corporation's 401(k)
     plan); and Mr. Estrin, 314,211 (3,756 shares of which are held through Mr. Estrin's account in FoxMeyer Corporation's 401(k) plan and 18,080 of which are held by two trusts for which Mr. Estrin is trustee). The foregoing does not include an aggregate 1,989,280 shares of Common Stock issuable upon the exercise of options held by Mr. Estrin and Mr. Butler which options vest as described above. If all of the options held by Messrs. Butler and Estrin were exercised, Mr. Butler would own 2,184,370 shares of Common Stock (approximately 13.83% of the outstanding shares of Common Stock as of November 11, 1996) and Mr. Estrin would own 1,308,851 shares of the Common Stock (approximately 8.29% of the outstanding shares of Common Stock as of November 11,
     1996).

               Except as set forth in this item 5(a), no member of the Centaur Partners Group or any of the persons or entities who may be deemed to control such entities own any shares of Common Stock.

               (b) As previously described in the Schedule 13D, each of EE and BE may be deemed to share with Centaur IV the power to vote and dispose of the shares of Common Stock owned by EE and BE. BE disclaims beneficial ownership of shares of Common Stock owned by EE and shares of Common Stock or options to purchase such shares owned by Mr. Estrin or Mr. Butler. The shares of Common Stock held by EE and Mr. Estrin are subject to an amended and restated Demand Note and Security Agreement (the "EE Security Agreement"), dated as of
     December 16, 1996, between EE and Jefferies Group, Inc., a Delaware corporation ("Jefferies Group"). Pursuant to the terms of the EE Security Agreement, EE has agreed to pay on demand to the order of Jefferies Group $1,968,460.39 (plus interest). The remaining balance under the EE Security Agreement is $1,918,460.39. The EE Security Agreement provides for EE to make monthly mandatory prepayments of between $50,000 and $100,000, together with all accrued and unpaid interest thereon. The EE Security Agreement also grants to Jefferies Group a security interest in and lien on, among other collateral, all of the shares of Common Stock directly held by EE and Mr. Estrin. In the event of the nonpayment of any of the obligations of EE under the EE Security Agreement, Jefferies Group may, among other things, sell or otherwise dispose of the shares of Common Stock owned by EE and Mr. Estrin in one or more sales and at such price or prices and on such terms as Jefferies Group may determine.

               Except as set forth in this Item 5, there were no transactions in securities of the Company effected by any member of the Centaur Partners Group, or any of the persons or entities who may be deemed to control such entities, with respect to the shares of Common Stock beneficially owned by the Centaur Partners Group since the filing of Amendment No. 39 to the Schedule 13D.

     ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
              ---------------------------------
               Information concerning transactions in the shares of Common Stock effected by any members of the Centaur Partners Group during the sixty days prior to the date of the event requiring this filing is filed herewith as Exhibit 1 to this Schedule 13D.

                                   SIGNATURES
                                   ----------
               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 14, 1997

                                   CENTAUR PARTNERS IV

                                   By: Butler Equities II, L.P.

                                       By:  AB Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Abbey J. Butler
                                            ---------------------------
                                             Abbey J. Butler, President

                                   By: Estrin Equities Limited
                                         Partnership

                                       By:  HSG Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Melvyn J. Estrin
                                            ---------------------------
                                             Melvyn J. Estrin, President

                                   BUTLER EQUITIES II, L.P.

                                       By:  AB Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Abbey J. Butler
                                            ---------------------------
                                             Abbey J. Butler, President

                                   ESTRIN EQUITIES LIMITED PARTNERSHIP

                                       By:  HSG Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Melvyn J. Estrin
                                            ---------------------------
                                             Melvyn J. Estrin, President



                                   /s/ Melvyn J. Estrin
                                   ---------------------------
                                   Melvyn J. Estrin


                                   /s/ Abbey J. Butler
                                   ---------------------------
                                   Abbey J. Butler

                                  EXHIBIT INDEX

     Exhibit No.              Description
     -----------              -----------
          1 Information concerning transactions in the shares of Common Stock effected by any members of the Centaur Partners Group during the sixty days prior to the date of the event requiring this filing is filed herewith as Exhibit 1 to this
                    Schedule 13D.

     NYFS05...:\35\64935\0001\2150\SCH0296L.47A